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                                                               EXHIBIT (a)(3)




                        [HARTFORD LIFE, INC. LETTERHEAD]

                                                                    May 24, 2000

Dear Stockholder:

     On May 18, 2000, Hartford Life, Inc., The Hartford Financial Services Group, Inc., Hartford Fire Insurance Company ("Purchaser"), a wholly owned subsidiary of The Hartford and the holder of approximately 81.5% of Hartford Life's outstanding common stock, and HLI Acquisition, Inc., a wholly owned subsidiary of Purchaser, entered into a merger agreement providing for the acquisition of all of the outstanding Class A Common Stock of Hartford Life at $50.50 per share, net to the seller in cash (less any required withholding taxes), without interest thereon.

     Purchaser has today commenced a cash tender offer for all outstanding shares of Class A Common Stock, at a price of $50.50 per share, in cash (less any required withholding taxes), without interest thereon. The merger agreement provides that, following the tender offer, HLI Acquisition will merge with and into Hartford Life and any remaining shares of common stock of Hartford Life other than those owned by The Hartford, Hartford Life or Purchaser will be converted into the right to receive the same price paid in the offer.

     At a meeting on May 17, 2000, your Board of Directors, by unanimous vote based on, among other things, the unanimous recommendation of a Special Committee comprised of Hartford Life's independent directors, (i) determined that the terms of each of the tender offer, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Hartford Life's stockholders; (ii) approved the merger agreement and the transactions contemplated by the merger agreement; and (iii) recommended that Hartford Life's stockholders accept the offer and tender their shares pursuant to the offer and adopt, if applicable, the merger agreement.

     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Hartford Life's Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated May 17, 2000, of Salomon Smith Barney Inc., the Special Committee's financial advisor, to the effect that, as of that date and subject to the assumptions and limitations described in the opinion, the price per share of $50.50 to be received by the holders of shares of Class A Common Stock (other than The Hartford and its affiliates) in the tender offer and the merger, was fair, from a financial point of view, to those holders.

     Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and Hartford Life's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,

                                          /s/ Ramani Ayer

                                          Ramani Ayer
                                          Chairman